Notice to the Oslo Stock Exchange

ORKLA
www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Amortisation of own shares

On 24 April 2008 the Annual General Meeting of Orkla adopted to reduce the company's share capital by NOK 9,375,000 by redeeming (amortising) 7,500,000 of the shares owned by Orkla ASA.

The amortisation (cancellation) of shares has now been carried out and the number of shares in the company has been reduced from 1,036,430,970 to 1,028,930,970. The share capital has been reduced from NOK 1,295,538,712.50 to NOK 1,286,163,712.50.

Following this amortisation Orkla owns 14,177,390 own shares.

Orkla ASA
Oslo, 20 October 2008

Contact:
Rune Helland, SVP Orkla Investor Relations
Tel: +47 22 54 44 11

Lars Røsæg, Orkla Investor Relations
Tel: +47 22 54 44 26